Filed Pursuant to Rule 433(f)

Registration No. 333-169535

February 17, 2012

Cole Real Estate Income Strategy (Daily NAV), Inc.

FREE WRITING PROSPECTUS

On February 14, 2012, National Real Estate Investor, an online publication covering the real estate industry, published a revised article, originally published and dated February 7, 2012, concerning Cole Real Estate Income Strategy (Daily NAV), Inc. (the “Company”), the full text of which is reproduced below.

The article was not prepared by the Company or any of its affiliates. National Real Estate Investor is not affiliated with the Company and neither the Company nor any of its affiliates have made any payment or given any consideration to National Real Estate Investor in connection with the article.

The final prospectus for the offering to which this communication relates, dated December 6, 2011, and the supplements thereto are available at https://www.colecapital.com/cole-income-nav-strategy-prospectus.

Cole Unveils Non-Listed REIT With Greater Transparency

Feb 7, 2012 10:55 AM, By David Bodamer, Editorial Director

In December, Cole Real Estate Investments launched its latest investment offering: the Cole Real Estate Income Strategy (Daily NAV) Inc. What makes this non-listed REIT different from other offerings is the lengths Cole has gone to create greater transparency with Daily NAV. A frequent criticism of non-listed REITs is that they are difficult investments to value and exit, making this type of investment less liquid than other options.

To achieve greater liquidity and transparency, the purchase price for Cole Income NAV Strategy common shares will vary from day to day and, on any given business day, will be equal to the Cole REIT’s net asset value, or NAV, divided by the number of common shares outstanding, as of the end of each day (NAV per share). This value will be determined by entities external to Cole. Additionally, Cole Income NAV Strategy will offer shareholders the opportunity to redeem shares on a daily basis, subject to certain limitations, at the Cole REIT’s NAV per share on that business day. By doing this, Cole believes the REIT will be more attractive to investors, including institutions.

Shares for investors will be made available through registered investment advisors and broker-dealers who charge their clients a fee for their services (typically referred to as wrap accounts or fee-based accounts). Investors will not pay upfront selling commissions for shares.

Cole primarily targets net-leased single-tenant and multi-tenant retail properties under long-term leases with high-credit quality tenants, as well as single-tenant office and industrial properties. Cole executes a conservative investment and financing strategy designed to provide investors with the opportunity for stable current income and capital appreciation. Today, Cole-related entities own and manage more than 1,500 properties representing approximately 56 million sq. ft. of commercial real estate in 47 states with a combined acquisition cost of more than $9.4 billion.

NREI spoke with Jeff Holland, executive vice president and head of capital markets at Cole Real Estate Investments about how the REIT works and what Cole hopes to achieve.

NREI: Talk a bit about how this new non-listed REIT will work.

Jeff Holland: There’s a daily NAV calculated at the end of the day and then all transactions are done at that daily NAV. And investors can request redemptions every day. In a traditional non-listed REIT structure, an investor can buy every day during the offering period, but you’re typically limited to a single liquidity event years after the offering closes. With this new REIT, people can decide to buy and sell every day.

And since it’s got a price every day, there’s liquidity every day. In a traditional non-listed REIT structure, an investor can buy every day, but you’re typically limited to a quarterly liquidity event. With this new REIT, people can buy and sell every day.

Overall, the idea is to take an income-oriented real estate strategy and put it into a product wrapper that resembles other investment products that financial advisors are comfortable with. Our hope is that it expands the number of financial advisors that will use the product with their clients.

Another main feature is that fees for the REIT have been structured as ongoing asset-based management fees rather than the traditional structure which is more centered on transaction fees.

What was the impetus behind designing this structure?

Holland: We wanted to make our commercial real estate strategy applicable and available to a broader range of investors. Right now, the traditional structure is most attractive to independent broker/dealers. With this, we think it’s broader to wirehouses and RIAs and we think that institutional investors will be more interested.

If you are an institution and you want to invest in commercial real estate today and hire JP Morgan or another real estate manager to operate a separate account, you’ll need $200 million to $250 million to get a diversified real estate portfolio. With this REIT, you can put in $5 million, $10 million, $25 million and still get a fully diversified real estate portfolio. Before this, the options for that size investment would be a limited partnership structure with long lockups and features that make it less attractive.

We think this is a great opportunity for institutions. Most need income. They have liability streams.

NREI: How did you develop this REIT?

Holland: A macro trend in the financial advisor world is a move to fee-based advisory services. Financial advisors can work on commissions or on a fee basis, where the charge is an annual fee for ongoing financial advice separate from the products they recommend. More and more commission-based advisors are moving to this model. The traditional non-listed REIT product is designed on a commission basis, so one of the main catalysts with this REIT was to give fee-based advisors an option.

Some of the other features—daily pricing, the opportunity to redeem deaily—are designed to make it as consistent as possible with that fee-based business model. Those advisors meet with their clients on an ongoing basis, so the liquidity of this investment allows them to, say, put income on or off the table as they tweak portfolios. We still view real estate as a long-term asset class and the REIT is designed for holding long term. So we don’t expect people to be trading in and out every day. But as advisors who meet and talk about rebalancing their client’s portfolios, this liquidity will allow them to do that.

NREI: So does this non-listed REIT have a fixed lifespan, like most traditional non-listed REITs?

Holland: This is designed to be a perpetual product. It was seeded with $10 million of the firm’s capital to get it going and it will grow over time. But there’s no explicit end date, unlike traditional non-listed REITs.

NREI: How is the daily NAV calculated?

Holland: We’ve hired industry-leading service providers to do the calculations. All the real estate properties in the portfolio will be appraised on a quarterly basis. An independent expert appraises each property each quarter on a rolling basis. Once they appraise the building, they send that value to the fund accountant, State Street. The other piece of this is that there is a liquid portion of the portfolio. And we’ve hired Blackrock to manage the liquid investment portion of the portfolio.

We wanted to be as uninvolved with the valuation as possible so people feel confident with it. What makes it work is that we actually hold liquid assets in the portfolio. If, on any given day, people want to redeem their shares, we have structured the portfolio to fund those redemptions. The portfolio has a high-quality fixed-income component and Blackrock manages that part of the portfolio.

NREI: What sorts of properties are you putting into this portfolio?

Holland: Cole has people on the real estate side of the organization setting strategy. What do we want to buy? Do we want retail in Memphis? Offices in Austin? Industrial properties in Seattle?

Then we have an acquisitions team that goes out and buys properties. There is an underwriting team that reviews the properties. And we have a leasing team in case we need to tend to occupancies. And there is a financing team that puts debt on our portfolio either on a property basis or a pooled basis.

So there’s a whole process to identify, purchase and dispose of properties. It’s an active portfolio since it is a perpetual life fund, and two years from now, maybe opportunities will be in different places. But we aren’t just buying and selling all the time.

The other thing is that Cole’s investment strategy is a credit net-lease strategy. So we’re primarily investing in single-tenant office, retail and industrial properties. And they are typically leased when we buy.

NREI: Any other things we should know about this product?

Holland: In terms of potential opportunities with institutions, we’ve hired institutional sales pros that have spent their careers talking to institutional investment consultants. A lot of large institutions are redeploying their real estate assets to be less opportunistic and more income-oriented, so they appear to be coming in the direction of our strategy.

© 2012 Penton Media Inc.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (866) 907-2653.